SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2012

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) has been recently informed that on April 26, 2012, the Nigerian Court of Appeal made a ruling on the appeal by Owel Petroleum Services Nigeria Ltd. (“Owel”) in relation to the Federal High Court’s decision in 2009 to invalidate the unilateral cancellation by the Nigerian government of the exploration rights held by a consortium consisting of us and two other Korean companies, namely, Korea National Oil Corporation, a government-controlled enterprise, and Daewoo Shipbuilding & Marine Engineering, for certain deep sea oil exploration projects in Nigeria. Among other things, the ruling stated that the Nigerian government has taken illegal steps in notifying us of its decision to cancel the consortium’s exploration rights, but specified that the Federal High Court did not have proper jurisdiction to rule on this matter and further that additional agreements relating to discounts on the contract price were invalid. We are currently assessing the implications of this ruling on our Nigerian projects and our options in relation thereto. In the meanwhile, our projects in Nigeria remain on hold. In addition, together with Owel, the Nigerian government also appealed the 2009 decision by the Federal High Court, but such appeal remains pending at the Nigerian Court of Appeal. For further details on this litigation as well as our projects in Nigeria, see our report on Form 6-K dated September 2, 2009 and page 63 of our annual report on Form 20-F filed with the Commission on April 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name: Kim, Jung In
Title: Vice President

Date: May 15, 2012